VooDoo Spirits, Inc.
Financial Statements, 2014

108 Cliffside Dr.
Canandaigua, NY 14424

Balance Sheet

	As of:	Dec 31, 2014
ASSETS		
Current Assets		
Checking/Savings		
ESL Business Checking		222.81
ESL Business Savings		7,313.15
Paypal		546.36
Petty Cash USD		2,710.87
Total Checking/Savings		10,793.19
Total Current Assets		**10,793.19**
Fixed Assets		
Accumulated Depreciation		-2,304.00
Automobile		1,409.47
Furniture and Equipment		2,313.48
Intangible Assets		2,500.00
Total Fixed Assets		**3,918.95**
Other Assets		
La Distillerie Beninoise		40,798.86
Total Other Assets		**40,798.86**
TOTAL ASSETS		**55,511.00**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		4,089.93
Total Accounts Payable		4,089.93
Total Current Liabilities		4,089.93
Total Liabilities		**4,089.93**
Equity		
Convertible Debt		177,000.00
Opening Balance Equity		500.00
Retained Earnings		-88,687.26
Net Income		-37,391.67
Total Equity		**51,421.07**
TOTAL LIABILITIES & EQUITY		**55,511.00**

Unaudited Financials

VooDoo Spirits, Inc.
Financial Statements, 2014

108 Cliffside Dr.
Canandaigua, NY 14424

Income Statement

Ordinary Income/Expense

Income

Interest and Dividends	17.41
Other Income	557.36
Total Income	**574.77**
Gross Profit	**574.77**

Expense

Advertising and Promotion	24.48
Automobile Expense	554.91
Bank Service Charges	80.17
Charitable Contributions	10.00
Computer and Internet Expenses	1,633.84
Depreciation Expense	987.00
Dues and Subscriptions	99.00
Factory Equipment and Supplies	1,653.06
Insurance Expense	4,151.12
La Distilleries Expenses	7,266.93
Meals and Entertainment	535.77
Office Supplies	72.78
Postage and Delivery	146.74
Professional Fees	1,592.59
Rent Expense	13,526.84
Repairs and Maintenance	72.78
Tax Withholdings	709.00
Telephone Expense	1,157.45
Travel Expense	3,691.97
Total Expense	**37,966.43**

Net Ordinary Income	**-37,391.66**

Other Income/Expense

Other Expense

Exchange Gain or Loss	0.01
Total Other Expense	**0.01**
Net Other Income	**-0.01**
Net Income	**-37,391.67**

VooDoo Spirits, Inc.
Financial Statements, 2014

108 Cliffside Dr.
Canandaigua, NY 14424

Cash Flow Statement

OPERATING ACTIVITIES	Jan - Dec 14
Net Income	-37,391.67
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Payable	-993.63
Net cash provided by Operating Activities	**-38,385.30**
INVESTING ACTIVITIES	
Accumulated Depreciation	987.00
Furniture and Equipment	-817.28
La Distillerie Beninoise	-14870.47
Net cash provided by Investing Activities	**-14700.75**
FINANCING ACTIVITIES	
Convertible Debt	53,500.00
Net cash provided by Financing Activities	**53,500.00**
Net cash increase for period	413.95
Cash at beginning of period	10,379.24
Cash at end of period	**10,793.19**

Statements of Changes in Stockholders' Equity

Beginning Equity	**35,312.74**
Net Income	-37,391.7
Additions to Convertible Debt	53,500
Ending Equity Balance	**51,421.07**

Notes to the Financial Statements

1. VooDoo Spirits is making preparations for the US import of TAMBOUR ORIGINAL, a liquor produced by the fully owned subsidiary, La Distillerie Béninoise, SARL, located in Benin, West Africa. VooDoo Spirits owns the intellectual property of this product including formula and Trademark registration.
2. Intangible assets listed are for the TAMBOUR ORIGINAL trademark and are listed solely as the amount in filing and professional fees to prepare the application of the trademark.
3. The value of the subsidiary company, La Distillerie Béninoise, SARL is consolidated as a single line item under other assets, taking a conversion of the asset value reported for the company, converted into USD at the average rate for 2014.
4. In the equity portion, Convertible Debt Notes include both those which have and those which have not directly converted into equity.
5. The product has not yet launched in the US. Income listed came from bank accounts' interest and shipping for samples sent to potential distributors and promotors. Income for the subsidiary company, La Distillerie Béninoise, SARL is consolidated into the assets listed for the company and is not directly visible in this report.